ITEM 77M
MERGERS

Pursuant to the Securities Act of 1933, as amended, and the General Rules and Regulations thereunder, a Registration Statement on Form N-14 was filed on March 21, 2002 and a proxy was mailed to existing shareholders of the Independence One Michigan Municipal Cash Fund, a portfolio of the Independence One Funds (the "Independence One Michigan Fund"), requesting the approval of a merger of the Independence One Michigan Fund into Michigan Municipal Cash Trust, a portfolio of Money Market Obligations Trust (the "Federated Fund"). This filing related to an Agreement and Plan of Reorganization between the Federated Fund and the Independence One Michigan Municipal Cash Fund whereby the Federated Fund acquired all of the assets of the Independence One Michigan Fund in exchange for Shares to be distributed pro rata by the Independence One Michigan Fund to its shareholders in complete liquidation and termination of the Independence One Michigan Fund. As a result, effective June 10, 2002 each shareholder of Independence One Michigan Fund, became the owner of the Federated Fund's Shares having a total net asset value equal to the total net asset value of his or her holdings in the Independence One Michigan Fund.

The Agreement and Plan of Reorganization providing for the transfer of the assets of the Independence One Michigan Fund was approved by the Board of Trustees at their Regular Meeting held on April 12, 2002 and was also approved by shareholders at a Special Meeting of Shareholders of Independence One Michigan Fund held on June 6, 2002.

The Independence One Mutual Funds and the Independence One Michigan Municipal Cash Fund have deregistered.